EXHIBIT 3

Board of directors resolves to convene the Company’s annual general meeting on June 22, 2012

Date of events: 2011/02/21

Contents:

1.Date of the board of directors resolution:2012/02/21

2.Date for convening the shareholders’ meeting:2012/06/22

3.Location for convening the shareholders’ meeting: Chunghwa Telecom Training Institute (No. 168, Minzu Road, Banchiao District, New Taipei City, Taiwan, R.O.C.)

4.Cause or subjects for convening the meeting:

(1) Reports: a. The Company’s 2011 business report b. 2011 supervisors’ audit report concerning the Company’s 2011 financial statements

(2) Issues to be ratified by shareholders: a. Ratification of 2011 business report and financial statements b. Ratification of the proposal for the distribution of 2011 earnings

(3) Issues to be discussed:

a. Revision of the “Ordinance of Shareholders Meetings”

b. Revision of the “Articles of Incorporation”

c. Revision of the “Procedures for Acquisition or Disposal of Assets”

(4) Other business and special motions

5.Book closure starting date:2012/04/24

6.Book closure ending date:2012/06/22

7.Any other matters that need to be specified: This (2012) annual general meeting will adopt electronic voting as one of the methods for shareholders to vote for resolutions.